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#CxffeeBlack #MakeCxffeeBlackAgain #InvestInChange #CommunityEmpowerment #BlackExcellence

CXFFEEBLACK.
NO SUGAR
NO CREAM,
PLEASE
REINTRODUCING THE INDIGENOUS HISTORY OF COFFEE AND REIMAGINING ITS FUTURE.

construction complete by end of february
NEW HOME
NEXT PHASE
NOT FOR CONSTRUCTION

WE ARE COMMITTED TO
LOVE BLACK PEOPLE LIKE WE LOVE BLACK COFFEE
THE PROBLEM
The unsustainable extraction of coffee has disconnected its indigenous roots.
THE SOLUTION
Honor the true roots of coffee by telling the lost stories of its fruit.
We address an unaddressed market through returning to the truth.

FUTURE GROWTH
RAISING $500K TO SUPPORT KEY GROWTH INITIATIVES
PEOPLE
175K
SOCIAL IMPACT
25K
RETAIL EXPANSION
150K
MARKETING
200K
INFRASTRUCTURE
100K

CXFFEEBLACK.
has the potential to capture $100M by implementing key strategies
launch year 2019-2020
sales increased from $158.00 - $166K
+6
2020
sales increased from 50% each year
2025 projected to reach $1 MILLION

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Rueal Braden and 27 others

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Maurice Alex Henderson II
Wefunder legal disclosure for more info. https://help.wefunder.com/testing-the-waters-legal-disclosure

Testing the waters legal disclosure. - Wefunder
help.wefunder.com

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